                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                             Criticare Systems, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    226901106
                                 (CUSIP Number)

                                 Scott A. Shuda
                             BlueLine Partners, LLC
                     4115 Blackhawk Plaza Circle, Suite 100
                           Danville, California 94506

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                                 James C. Creigh
                       Blackwell Sanders Peper Martin LLP
                          1620 Dodge Street, Suite 2100
                              Omaha, Nebraska 68102
                                 (402) 964-5000

                                December 12, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

                                  Page 1 of 10

----------------------------
CUSIP No.  226901106       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           BlueLine Catalyst Fund VII, L.P.
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            675,300
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            675,300
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         1,184,400
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [ ]
                (See Instructions)

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                9.9%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       PN
---------- ---------------------------------------------------------------------

                                  Page 2 of 10

----------------------------
CUSIP No.  226901106       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           BlueLine Partners, L.L.C.
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           California
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            675,300
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            675,300
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         1,184,400
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [ ]
                (See Instructions)

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                9.9%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       OO
---------- ---------------------------------------------------------------------

                                  Page 3 of 10

----------------------------
CUSIP No.  226901106       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           BlueLine Capital Partners, L.P.
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            509,100
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            509,100
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         1,184,400
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [ ]
                (See Instructions)

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                9.9%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       PN
---------- ---------------------------------------------------------------------

                                  Page 4 of 10

----------------------------
CUSIP No.  226901106       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           BlueLine Partners, L.L.C.
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            509,100
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            509,100
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         1,184,400
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [ ]
                (See Instructions)

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                9.9%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       OO
---------- ---------------------------------------------------------------------

                                  Page 5 of 10

     This  Amendment  No.  3  (this  "Amendment")  amends  and  supplements  the statement on Schedule 13D filed by BlueLine  Catalyst Fund VII, L.P.  ("BlueLine
Catalyst") and BlueLine Partners, L.L.C. ("BlueLine California") on December 14,
2004 (the  "Schedule  13D") and  Amendment No. 1 to such filing made by the same entities on April 11, 2005 and  Amendment  No. 2 filed on September  28, 2005 by the above named entities and BlueLine Capital Partners, L.P ("BCP") and BlueLine
Partners,  L.L.C.,  a Delaware  limited  liability  company and the sole general
Partner of BCP ("BlueLine  Partners")  relating to the common stock (the "Common
Stock") of Criticare  Systems,  Inc. (the  "Company").  Items  designated as "no change"  indicate that the information  previously  included in the Schedule 13D remains current as of the date of this Amendment.

Item 1.  Security and Issuer

No change.

Item 2.  Identity and Background

No change.

Item 3.  Source and Amount of Funds

Item 3 is hereby amended and restated to read as follows:

As of the date hereof, the Reporting  Entities may, in the aggregate,  be deemed to beneficially own 1,184,400 shares of Common Stock (the "Shares").  The Shares were  purchased  by  BlueLine  Catalyst  and BCP in the open  market  with their investment capital.

Item 4.  Purpose of the Transaction

Item 4 is hereby amended to include the following:

As part of its  investment  in the  Company,  BlueLine  Partners  has  sought to establish a productive  dialog with management and the board of directors and to provide the Company with feedback on its  performance and how its activities are being perceived by segments of the investment  community.  In these discussions, two areas  have  received  particular  attention:  (i)  better  managing  of the
Company's cost structure so that it can become consistently  profitable and (ii)
improving   governance   practices  by,  among  other  things,   increasing  the
participation of the Company's board of directors.

These topics were  recently  raised  again at the  Company's  annual  meeting of shareholders,  with  several  attendees  asking  questions  on  the  manner  and frequency of board meetings and the roles and  responsibilities of the Company's board  committees.  Each investor question was answered with assurances from the
Company of full  compliance  with all regulatory  requirements  and  established
Company  policies.  Discussion  ensued during which it became  apparent that the
Company's  board operates in a very informal  manner and commonly  delegates its responsibilities,  including  consideration  of potential board members,  to the
Company's Chief Executive Officer.

                                  Page 6 of 10

Recent sales of stock by one of the Company's largest  shareholders suggest that the  board  seat  held by that  shareholder  may soon  become  vacant.  BlueLine
Partners  has already  sent to the Company  the names and  biographical  data on several highly qualified candidates for consideration should any board vacancies emerge.  Each  of  these  candidates  is  wholly  independent  of the  Reporting
Entities,  has significant industry and public company experience and each would take seriously his or her responsibility to serve as a board member representing shareholder interests in the governance process.

Given the shareholder concerns recently voiced at the annual meeting, if a board vacancy arises, there should be no alternative but for the board of directors to carefully follow the nominating  procedures  recently published in the Company's proxy  materials.  This  process  must,  of course,  include  the members of the
Company's  governance and nominating committee personally leading the effort and should  include  those  directors  proactively  consulting  with  the  Company's stockholders and seeking to fill any open board seats with candidates reasonably satisfactory to a plurality of the Company's owners.

Depending on market conditions,  general economic  conditions and other factors, including the degree of their  participation in the Company's  business affairs, the  Reporting  Entities may purchase  additional  shares of Common Stock in the open  market or in private  transactions,  or may dispose of all or a portion of the  shares  of  Common  Stock  that  they or any of them  presently  own or may hereafter acquire.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a)  As of the date of this  Amendment,  each of the  Reporting  Entities may be deemed to own  1,184,400  shares  of Common  Stock.  The  Shares  represent approximately  9.9% of the  shares of  Common  Stock  outstanding  based on
     12,009,426  shares of the Company's Common Stock outstanding as reported in the Company's  report on Form 10-Q for the Company's  fiscal  quarter ended
     September 30, 2005 as filed with the Securities and Exchange  Commission on
     November 10, 2005.

     The Reporting  Entities are making this single,  joint filing  because they may be deemed to  constitute  a  "group"  within  the  meaning  of  Section
     13(d)(3) of the Act. Each Reporting Entity expressly  disclaims  beneficial ownership  of any of the shares of Common  Stock other than those  reported herein as being owned by it.

(b)  As of the  date of this  Amendment  No. 3 to  Schedule  13D:  (i)  BlueLine
     Catalyst  beneficially  owns  675,300  shares of Common  Stock  with  which
     BlueLine Catalyst has shared voting power and shared dispositive power with the other Reporting Entities;  (ii) BlueLine  California  beneficially owns
     675,300  shares of Common Stock with which  BlueLine  California has shared voting  power  and  shared  dispositive  power  with  the  other  Reporting
     Entities;  (iii) BCP beneficially  owns 509,100 shares of Common Stock with which BCP has shared  voting  power and shared  dispositive  power with the other Reporting  Entities;  and (iv) BlueLine  Partners  beneficially  owns
     509,100  shares of Common  Stock with which  BlueLine

                                  Page 7 of 10

     Partners  has shared  voting  power and shared  dispositive  power with the other Reporting Entities.

(c)  Information  concerning  transactions  in the Common Stock  effected by the
     Reporting  Entities  during  the past  sixty days is set forth in Exhibit B hereto and is incorporated by this reference.  All of the  transactions set forth in Exhibit B were open market transactions for cash.

(d)  No person (other than the Reporting Entities) is known to have the right to receive  or the power to direct  the  receipt  of  dividends  from,  or the proceeds from the sale of, the Shares.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings  or Relationships  with Respect to Securities of the Issuer

No change.

Item 7.  Materials to be Filed as Exhibits

     1.   Exhibit A - Joint Filing Agreement dated September 28, 2005, signed by each of the Reporting Entities.*
     2.   Exhibit B - Transactions in the Common Stock by the Reporting Entities
          during the past 60 days.

*    Incorporated  by  reference  to the  Amendment  No. 2 Schedule 13D filed on
     September 28, 2005.

                                  Page 8 of 10

SIGNATURES

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Date:  December 14, 2005

                                       BlueLine Catalyst Fund VII, L.P.

                                       By:  BlueLine Partners, L.L.C.
                                                  Its:  General Partner

                                       By:  /s/ Scott Shuda
                                          --------------------------------------
                                       Name:   Scott Shuda
                                       Title:  Manager

                                       BlueLine Partners, L.L.C.

                                       By:  /s/ Scott Shuda
                                          --------------------------------------
                                       Name:   Scott Shuda
                                       Title:  Manager

                                       BlueLine Capital Partners, L.P.

                                       By:  BlueLine Partners, L.L.C.
                                                  Its:  General Partner

                                       By:  /s/ Scott Shuda
                                          --------------------------------------
                                       Title:  Manager

                                       BlueLine Partners, L.L.C.

                                       By:  /s/ Scott Shuda
                                          --------------------------------------
                                       Title:  Manager

                                  Page 9 of 10

                                    EXHIBIT B

Transactions  in the Common Stock effected by the Reporting  Entities during the past sixty days.

                    BlueLine Catalyst                        BCP
  Date       No. of Shares    Price per Share   No. of Shares    Price per Share
10/18/2005                                                   500      $4.92
10/19/2005                                                  2000      $4.89
10/20/2005                                                  3100      $4.87
10/21/2005                                                  2700      $4.89
10/24/2005                                                   500      $4.81
10/25/2005                                                  1800      $4.81
10/31/2005                                                   100      $4.92
11/1/2005                                                   1000      $4.93
11/3/2005                                                   1000      $4.95
11/14/2005                                                  1000      $4.95
11/15/2005                                                  4500      $4.89
11/16/2005                                                  4000      $4.64
11/21/2005                                                  2000      $4.85
11/29/2005                                                 22000      $4.77
12/1/2005                                                  15000      $4.63
12/2/2005                                                  10000      $4.65
12/6/2005                                                  -2500      $4.78
12/7/2005                                                 -13000      $4.73
12/12/2005                                                340000      $4.54
12/12/2005                                                 -1000      $4.68

                                 Page 10 of 10